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          LIST OF SUBSIDIARIES OF TECHNICAL COMMUNICATIONS CORPORATION


Technical Communications Corporation Foreign Sales Corporation (TCC FSC)

Technical Communications Corporation Investment Corporation (TCC Investment
Corp.)